Exhibit 99.1

ALCOBRA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of Alcobra Ltd. (“Company”) will be held on July 19, 2016, at 10:00 am (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2015.
2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.
3.	Re-election of the following Company’s currently serving directors: Mr. Howard B. Rosen, Dr. Yaron Daniely, Dr. Joao Siffert, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, and Mr. Arieh Ben Yosef.
4.	Election of Mr. Ofer Segev as a Director and approval of his terms of compensation.
5.	Election of Ms. Orli Tori as a Director and approval of her terms of compensation.
6.	To approve an amendment to the Compensation Policy for Company Office Holders.
7.	To approve an amendment to the Company's Option Plan.
8.	To approve an amendment of the Chief Executive Officer Compensation.
9.	To approve grant of options to certain directors of the Company.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on June 13, 2016 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”).  If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange.

We will not be able to count a proxy card unless we receive it at our principal executive offices at Azrieli Triangle Building, 132 Derech Menachem Begin 39th Floor, Tel Aviv Israel 6701101, or at our transfer agent, Continental Stock Transfer & Trust, at 17 Battery Place, New York, NY 10004 in the enclosed envelope, by July 19, 2016, at 6:00 am Israel time, which is July 18, 2016, at 11:00 pm Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/s/ Mr. Howard B. Rosen

Mr. Howard B. Rosen
Chairman of the Board of Directors

ALCOBRA LTD.

TEL-AVIV, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of Alcobra Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on July 19, 2016, at 10:00 am (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2015.
2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.
3.	Re-election of the following Company’s current serving directors: Mr. Howard B. Rosen, Dr. Yaron Daniely, Dr. Joao Siffert, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, and Mr. Arieh Ben Yosef.
4.	Election of Mr. Ofer Segev as a Director and approval of his terms of compensation.
5.	Election of Ms. Orli Tori as a Director and approval of her terms of compensation.
6.	To approve an amendment to the Compensation Policy for Company Office Holders.
7.	To approve an amendment to the Company's Option Plan.
8.	To approve an amendment of the Chief Executive Officer Compensation.
9.	To approve grant of options to certain directors of the Company.

ITEM 1 – PRESENTATION OF 2015 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2015 is available on the Company’s website at the following address:

http://www.alcobra-pharma.com/secfiling.cfm?filingID=1144204-16-86094&CIK=1566049

The contents of the Company’s website are not part of this proxy. At the Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2015 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm until the next Annual Meeting and authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – RE-ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law of 1999, the “Companies Law”), the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

Update regarding Board composition

Under recent amendments to regulations under the Companies Law (the “New Regulations”), and as further detailed below, the Company resolved to avail itself from the requirement to have in its Board of Directors two External Directors (as such term is defined in the Companies Law). The Company believes that meeting NASDAQ requirements with respect to directors’ independence and majority of independent directors in its Board of Directors is adequate and sufficient for the market where the Company’s shares are traded and meets the Company’s investors expectations.

Accordingly, Mr. Ori Mor and Dr. Hadas Gelander, who were elected to serve as External Directors in August 2013 for three years, will cease to serve on the Board of Directors of the Company effective as of August 8, 2016, which is the date of the expiration of their term, and no new External Directors will be then elected.

The New Regulations provide that Israeli companies with securities listed on certain foreign exchanges, including NASDAQ, such as the Company, that satisfy certain conditions, namely, (i) meeting the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees; and (ii) have no controlling shareholder, are exempt from the requirement to appoint External Directors and certain other corporate governance requirements that are otherwise dictated under the Companies Law.

Re-election of directors

As required by the Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below.

Howard B. Rosen has served on our Board since the closing of our initial public offering in May 2013 and as our Chairman since February 2014. Since 2008, Mr. Rosen has served as a consultant to several companies in the biotechnology industry. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. From 2003 until 2004, Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is also a member of the board of directors of AcelRx Pharmaceuticals, Inc. (NASDAQ: ACRX), a company developing products for pain relief, and a number of private biotechnology companies as follows: PaxVax, Inc., Entrega, Inc., Kala Pharmaceuticals, Inc. and ALDEA Pharmaceuticals. Previously, Mr. Rosen served on the board of directors of a number of public companies, as follows: Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008 and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Dr. Yaron Daniely became our President and Chief Executive Officer and a Director in March 2010. Immediately prior to joining us and since 2007, Dr. Daniely was the President and Chief Executive Officer of NanoCyte, Inc., a company that develops transdermal delivery technologies based in Caesarea, Israel. Before NanoCyte and from 2004, Dr. Daniely was the General Manager of Gamida Cell—Teva Joint Venture Ltd., a joint venture company that acquired an exclusive license to develop and commercialize a Phase 3-stage cell therapy product for treatment of Leukemia and Lymphoma based in Jerusalem, Israel. From 2003-2007, Dr. Daniely also served as the Vice President of Business Development of Gamida Cell Ltd., and engaged in several licensing and financial transactions for the Company. In addition, he is a director of Bioblast Ltd, a private company incorporated in Israel. Dr. Daniely holds a B.Sc. degree in Biological Sciences from Florida International University, and holds a Ph.D. from the Sackler Institute of Graduate Biomedical Sciences at the New York University School of Medicine. Following his doctoral program, Dr. Daniely served as an NIH Visiting Fellow in its Cell Biology section and a Postdoctoral Fellow in the Department of Molecular Cell Biology at The Weizmann Institute for Science in Israel. Subsequently, he received an Executive M.B.A. from the Technion, Israel Institute of Technology.

Dr. Joao Siffert joined our Board in July 2015. Since August 2011, Dr. Siffert has led the Research and Development Organization at Avanir Pharmaceuticals, Inc., a specialty pharmaceutical company focused on development and commercialization of neurology products. Dr. Siffert is currently the Executive Vice President, R&D and Chief Medical Officer, responsible for R&D, regulatory, quality, CMC and commercial supply, as well as medical affairs and pharmacovigilance. Prior to joining Avanir, Dr. Siffert served as Vice President and Chief Medical Officer at Ceregene, Inc., a biotechnology company focused on the development of neurotrophic gene therapies for Alzheimer’s and Parkinson’s diseases, from September 2007 to August 2011. Prior to his work at Ceregene, Dr. Siffert served as the Chief Medical Officer at Avera Pharmaceuticals, a specialty pharmaceutical company, from May 2005 to September 2007. Prior to joining Avera, Dr. Siffert held positions with Pfizer (from February 2002 to May 2005) first as a medical director for Relpax and subsequently as the worldwide medical team leader of Lyrica and Neurontin, focusing in areas of pain and epilepsy. Prior to Pfizer, Dr. Siffert held academic positions at Beth Israel Medical Center, NY where he served as director of the Adult Neuro-Oncology program, and Albert Einstein College of Medicine, where he was an assistant professor of neurology. Dr. Siffert completed residencies in pediatrics at New York University School of Medicine and in neurology at Harvard Medical School. Dr. Siffert was certified by the American Board of Neurology and Psychiatry in 1996. He holds an M.D. from the University of Sao Paulo School of Medicine, Brazil as well as an M.B.A. from Columbia University Graduate School of Business.

Daniel E. Geffken has served on our Board of Directors since our initial public offering in May 2013. Since October 2011, he has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies.  Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies.  He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and a M.B.A. from Harvard Business School.

Dr. Aharon Schwartz joined our Board as Chairman in January 2013, serving as our chairman until February 2014. He retired from Teva Pharmaceutical Industries Ltd where he served in a number of positions from 1957 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also the chairman of the board of directors of BioLineRx Ltd., BioCancell Therapeutics Inc., CureTech Ltd. and several other biotechnology companies. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. He has received a second Ph.D in the History and Philosophy of Science from the Hebrew University of Jerusalem.

Arieh Ben Yosef joined the Alcobra Board in May 2014. Mr. Ben Yosef has served as a director of Insuline Medical Ltd. (TASE: INSL) since October 2010, which is focused on improving the performance of current insulin treatment methods. From August 2000 to July 2014, Mr. Ben Yosef served as a director of Microwave Networks Inc., a provider of microwave communications products and services. From 2006 to 2012, Mr. Ben Yosef was employed by Teledata Networks Ltd., a global provider of access network products and solutions for Telecom Service Providers, in the positions of Chief Financial Officer, Executive Vice President for Finance & Operations and later on as the General Manager of the company. From 2000 to 2004, Mr. Ben Yosef served as the President of Elisra Inc. and from 1998 to 2000 as the CFO of Tadiran Electronic Industries Inc. Mr. Ben Yosef holds a M.B.A. from the Hebrew University of Jerusalem.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect Mr. Howard B. Rosen, Dr. Yaron Daniely, Dr. Joao Siffert, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, and Mr. Arieh Ben Yosef to serve as directors of the Company until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director shall be voted separately.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – ELECTION OF MR. OFER SEGEV AS A DIRECTOR AND APPROVAL OF HIS REMUNERATION TERMS

The company's Articles of association provide that, generally, the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is earlier.

As required by the Companies Law, the director candidate has declared in writing the he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a Director in the Company.

The proposed compensation to Mr. Ofer Segev will be a cash compensation of $30,000 per year, payable quarterly at the end of the quarter and 25,000 options issued under the Company’s 2010 Incentive Option Plan (the “Plan”). The options will be issued under the following terms: (i) the exercise price per option shall be $5.53 (the last known closing price of the Company's shares on NASDAQ on the day of the Board resolution to grant such options); (ii) the Vesting Commencement Date (as defined in the Plan) shall be August 1, 2016, (iii) the options shall vest as set forth in the Plan subject to full acceleration in the event of a Transaction (as such term is defined in the Plan); (iv) such options shall expire five years from the date of issuance thereof; and (v) all other terms and conditions shall be as set forth in the Plan. In addition, Mr. Segev will be entitled to travel and other expenses relating to his service as a Board member.

The Board of Directors and Compensation Committee of the Company determined that the proposed compensation terms of Mr. Segev are consistent with the Company's compensation policy.

Biographical information about the candidates is provided below.

Mr. Ofer Segev has served as a director of Varonis Systems, Inc. (VRNS) since February 2015. Mr. Segev has over 25 years of management experience in the high-tech and services sectors. Most recently, Mr. Segev served as the Vice President of Finance and Chief Financial Officer of AudioCodes Limited, a communications company traded on the Nasdaq Global Select Market, from November 2014 through April 2015. Prior to that, Mr. Segev served as the Chief Executive Officer and as a director of Ness Technologies Srl from 2012 to 2013. Previous to this position, he was the Chief Financial Officer of Ness from 2007 to 2012. Mr. Segev obtained his B.A. Degree in Economics and Accounting from Bar Ilan University, Israel and has studied at the Kellogg Graduate School of Management at Northwestern University.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Ofer Segev to serve as a director of the Company starting on August 1, 2016, until the next Annual Meeting, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and to approve his remuneration terms in connection with his office as a director, as provided for in this proxy statement”.

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

ITEM 5 – ELECTION OF MS. ORLI TORI AS A DIRECTOR AND APPROVAL OF HER REMUNERATION TERMS

The company's Articles of association provide that, generally, the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is earlier.

As required by the Companies Law, the director candidate has declared in writing the she possesses the requisite skills and expertise, as well as sufficient time, to perform her duties as a Director in the Company.

The proposed compensation to Ms. Tori will be a cash compensation of $30,000 per year, payable quarterly at the end of the quarter and 25,000 options issued under the Plan. The options will be issued under the following terms: (i) the exercise price per option shall be $5.53 (the last known closing price of the Company's shares on NASDAQ on the day of the Board resolution to grant such options); (ii) the Vesting Commencement Date (as defined in the Plan) shall be August 1, 2016, (iii) the options shall vest as set forth in the Plan subject to full acceleration in the event of a Transaction (as such term is defined in the Plan); (iv) such options shall expire five years from the date of issuance thereof; and (v) all other terms and conditions shall be as set forth in the Plan. In addition, Ms. Tori will be entitled to travel and other expenses relating to her service as a Board member.

The Board of Directors and Compensation Committee of the Company determined that the proposed compensation terms of Ms. Tori are consistent with the Company's compensation policy.

Biographical information about the candidate is provided below.

Ms. Orli Tori has served as a director of Collplant Ltd. (TASE: CLPT) since March 2014, and is a member of the Audit, Compensation and Financial Statements Committees. Ms. Tori brings a strong background in both life sciences and business. Ms. Tori is currently the CEO of BIRAD - Bar Ilan R&D Co. Ltd. Prior to that she served as General Manager of Neopharm Israel, a diversified company combining activity in pharmaceuticals, medical and scientific devices, diagnostics and consumer health care products and services. Ms. Tori obtained her M.Sc. in microbiology (cum laude) and B.Sc. in Life Sciences at Tel Aviv University in Tel Aviv, Israel, and has studied economics and management of health systems at Ben Gurion University in Beer Sheva, Israel. Ms. Tori graduated the Executive Program for senior business managers at the Tel Aviv University School of Business.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Ms. Orli Tori to serve as a director of the Company starting on August 1, 2016, until the next Annual Meeting, or until she ceases to serve in her office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and to approve her remuneration terms in connection with her office as a director, as provided for in this proxy statement”.

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

ITEM 6 – AMENDMENT TO THE COMPENSATION POLICY FOR COMPANY OFFICE HOLDERS

Pursuant to the Israeli Companies Law, all public Israeli companies, including companies whose shares are publicly-traded only outside of Israel, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on February 17, 2014, the Company’s shareholders approved the compensation policy for the Company's directors and officers (the “Compensation Policy”), which was further amended on July 13, 2015. Recently, the Board of Directors and the Compensation Committee reviewed in depth the terms of the Compensation Policy and approved certain amendments thereto.

The purpose of the proposed amendments is to update the Compensation Policy to meet the changing legal and business environment where the Company operates and the compensation needs of its directors and officers. In addition, under the Companies Law, the Company is required to review, update (if necessary) and approve the Compensation Policy every three years. A marked copy of the Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amended and restated compensation policy for the Company's directors and officers, in the form attached hereto as Exhibit A is hereby approved.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided further that either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the Compensation Policy (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company1.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

1 In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the resolutions (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Alcobra Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 7 – APPROVAL OF AN AMENDMENT TO THE COMPANY'S 2010 INCENTIVE OPTION PLAN

The Company is not required by the Companies Law or otherwise, to approve the adoption or amendment of plans for the equity compensation of its employees, directors and other parties. However, in order for the Company to issue options that qualify as incentive stock options (“ISO”) under the U.S. Internal Revenue Code, the Company’s shareholders are required to approve the equity plan that allows for such issuance. At the Meeting, shareholders will be asked to approve an increase of the pool of shares under the Company’s 2010 Incentive Option Plan (the “Plan”) by 959,571 to 3,078,102 shares. A marked copy of the Plan indicating the proposed amendment is attached hereto as Exhibit B.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the increase of the pool of shares under the Plan by 959,571 to 3,078,102 shares.

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 8 – APPROVAL OF AN AMENDMENT OF THE CHIEF EXECUTIVE OFFICER COMPENSATION

The Board of Directors and the Compensation Committee approved an amendment of the compensation of the Company's Chief Executive Officer (the “CEO”), which includes:

I. To increase the CEO’s base monthly salary from $30,000 to $32,000 per month, which reflects a 6.7% increase, effective as of January 1, 2016.

II. To pay the CEO a special bonus of $150,000 for his exceptional achievements in 2015 and in particular the two successful capital raisings, which special bonus is subject to an amendment to the Compensation Policy of the Company and approval of the Company’s shareholders. Such bonus is in addition to the annual bonus the CEO is otherwise entitled to.

III. Updating the number of vacation days the CEO is entitled to from 18 to 22 vacation days per annum, which is the Company standard for C-level executives.

IV. To grant 192,487 options to purchase the same number of ordinary shares of the Company. The options will be issued under the following terms: (i) the exercise price per option shall be $4.55 (the last known closing price of the Company's shares on NASDAQ on the day of the Board resolution to grant such options); (ii) the options shall vest quarterly over a four year period subject to full acceleration in the event of a Transaction (as such term is defined in the Plan); (iii) such options shall expire five years from the date of issuance thereof; and (iv) all other terms and conditions shall be as set forth in the Plan.

The Compensation Committee and the Board of Directors concluded after taking into consideration Dr. Daniely’s skills, experience, capabilities, leadership role, successes in 2015 including two financings successfully done and the extra effort he has to make due to a lot of travel that is required, that all items, with the exception of Item IV above are within the limitations set forth by the amended Compensation Policy, and that it recommends that the shareholders approve all such proposed changes to Dr. Daniely’s compensation.

In making its recommendation, the Compensation Committee and the Board of Directors considered various factors, including, among other things, (a) Dr. Daniely's education, skills, expertise, professional experience and achievements; (b) Dr. Daniely's position, responsibilities and previous compensation arrangements; and, to the extent applicable, (c) the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend the compensation of the Company's CEO as set forth in this proxy statement.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in amending the compensation of the Company's CEO (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company.2

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 9 – GRANT OF OPTIONS TO OFFICERS AND DIRECTORS

The Board of Directors and the Compensation Committee approved the issuance of additional options to Mr. Howard B. Rosen, Dr. Joao Siffert, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, and Mr. Arieh Ben Yosef, subject to shareholders approval.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to certain directors as follows:

(a) Mr. Howard B. Rosen - 24,000 options.

(b) Dr. Joao Siffert – 15,000 options.

(c) Mr. Daniel E. Geffken – 15,000 options.

(d) Dr. Aharon Schwartz – 15,000 options.

(e) Mr. Arieh Ben Yosef – 15,000 options.

The options will be issued under the following terms: (i) the exercise price per option shall be $4.55 (the last known closing price of the Company's shares on NASDAQ on the day of the Board resolution to grant such options); (ii) the options shall vest quarterly over a four year period subject to full acceleration in the event of a Transaction (as such term is defined in the Plan); (iii) such options shall expire five years from the date of issuance thereof; and (iv) all other terms and conditions shall be as set forth in the Plan.

The Compensation Committee and the Board of Directors believe the proposed grant of options to be fair and reasonable and in the best interests of the Company. The proposed grant of options set forth above is in line with the Compensation Policy.

2 See footnote above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to grant an aggregate number of 84,000 options under the Plan to Mr. Howard B. Rosen, Dr. Joao Siffert, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, and Mr. Arieh Ben Yosef as set forth in the proxy statement.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, where the resolution for each director shall be voted separately.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ALCOBRA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Yaron Daniely, Chief Executive Officer, Dr. Tomer Berkovitz, Chief Operating Officer and Chief Financial Officer and Ms. Irena Katsman, VP of Finance, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alcobra Ltd. (the “Company”) which the undersigned is entitled to vote at the 2016 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on July 19, 2016, at 10:00 am (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ALCOBRA LTD.

July 19, 2016

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.       Indicate whether you are a controlling shareholder in the Company (as such term is defined in the Companies Law) or that you have a personal interest in the approval of Proposals 5 or 73.

☐           YES           ☐           NO

2.       To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

3 A ruling issued by Israeli court recently provides that a shareholder has to indicate explicitly whether it does not have a personal interest in the approval of certain proposals or whether it is a controlling shareholder in the Company (where a holder of 25% of the company’s share capital is assumed to be classified as a controlling shareholder. If you do not respond negatively to this item your vote will not be counted in the required majority to approve proposals 5 and 7.

3.           To re-elect six (6) members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, as follows:

a.	To re-elect Mr. Howard B. Rosen to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To re-elect Dr. Yaron Daniely to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To re-elect Dr. Joao Siffert to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To re-elect Mr. Daniel E. Geffken to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To re-elect Dr. Aharon Schwartz to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

f.	To re-elect Mr. Arieh Ben Yosef to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

4.           To elect Mr. Ofer Segev as a Director and approval of his remuneration terms

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

5.	To elect Ms. Orli Tori as a Director and approval of her remuneration terms

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

6.           To approve an amendment to the Compensation Policy for Company Office Holders.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

7.           To approve an amendment to the Company's 2010 Incentive Option Plan.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

8.           Approval of an amendment of the terms of compensation of the Company's Chief Executive Officer (the “CEO”).

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

9.           To approve a grant of options to directors of the Company, as follows:

a.	To approve a grant of 24,000 options to Mr. Howard B. Rosen.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To approve a grant of 15,000 options to Dr. Joao Siffert.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To approve a grant of 15,000 options to Mr. Daniel E. Geffken.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To approve a grant of 15,000 options to Dr. Aharon Schwartz.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To approve a grant of 15,000 options to Mr. Arieh Ben Yosef .

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

__________________	___________________	____________, 2016

NAME	SIGNATURE	DATE
_________________	___________________	____________, 2016

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.